UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Landa App 3 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street, New York, NY 10010
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series.

Overview

Landa App 3 LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation for such Series.

The purpose of the Series is to acquire, hold and manage multifamily rental properties (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns. We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series acquired its underlying Property from Landa Properties, LLC (“Landa Properties”), which were financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”). Shares of each Series are offered and sold through the Landa mobile application which is available on iOS and Android devices (the “Landa Mobile App”) and the Landa website (www.landa.app) (collectively, the “Landa Platform”). See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager, and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

*	operate, lease and maintain the Properties in a profitable manner;

*	market the Landa Platform and our offerings in individual Series and attract investors to the Landa Platform;

*	continue to develop the Landa Platform and provide the information and technology infrastructure to support the issuance of interests; and

*	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Series with Qualified Shares as of June 30, 2023

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 27, 2023. For more information about each Series, please see the “Master Series Table” under “Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series(1)	Property
Landa App 3 LLC - 6696 Mableton Parkway SE, Mableton, GA 30126 LLC(2)	6696 Mableton Parkway SE, Mableton, GA 30126
Landa App 3 LLC - 996 Greenwood Ave NE, Atlanta, GA 30306 LLC(2)	996 Greenwood Ave NE, Atlanta, GA 30306
Landa App 3 LLC - 24 Ditmars Street, Brooklyn, NY 11221 LLC(2)	24 Ditmars Street, Brooklyn, NY 11221
Landa App 3 LLC - 1363 Hancock Street, Brooklyn, NY 11211 LLC (3)	1363 Hancock Street, Brooklyn, NY 11211
Landa App 3 LLC - 132 Cornelia Street, Brooklyn, NY 11221 LLC (3)	132 Cornelia Street, Brooklyn, NY 11221
Landa App 3 LLC - 368 Irwin Street NE, Atlanta, GA 30312 LLC(3)	368 Irwin Street NE, Atlanta, GA 30312

(1) Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.

(2) The series was organized on January 7, 2022.

(3) The series was organized on May 16,2022.

Each Series acquired title to its underlying Property from Landa Properties LLC (“Landa Properties”) in July 2022.

The Company, through each Series, commenced operations on June 24, 2022 (“Inception”).

Recent Developments

The tables below provide information with respect to recent developments of the Series following the date of this report, including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
07/07/2023		X
07/11/2023	X
08/04/2023		X
09/13/2023		X

Market Outlook—Real Estate Finance Markets

While the ongoing impact of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for single-family rentals. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recently, the US experienced the fastest increase in prices since 1981, leading to inflation exceeding nine percent (9%) in June 2022 and six and a half percent (6.5%) in December 2022 according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve raised interest rates by the largest amount since 1994, ending a near four-decade trend of falling, near-zero interest rates. This shift in interest rates drove mortgage rates to their highest levels in nearly 14 years. We believe that the net result of these increases in interest rates further deter home purchase activity generally, but particularly among millennials who are more likely to require debt, which ultimately may lead to an increase in demand for rentals.

Rising inflation may adversely affect a Series by increasing costs of goods, materials, labor, and fuel, which may increase such Series’ operating expenses. In addition, higher interest rates, may make it difficult or expensive for a Series to refinance any outstanding indebtedness, including the Acquisition Notes (as defined in the Offering Circular), with a new mortgage or other debt financing. As of the date of this Offering Circular, neither the Company nor any of the Series has been materially impacted by inflationary pressures or rising interest rates. The Manager will continue to monitor and assess economic conditions, and intends to take reasonable steps to mitigate any impact on a Series and/or its underlying Property, or the Company in general.

Impact of the COVID-19 Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia and New York, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and by disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended June 30, 2023 and the initial period of June 24, 2022 (Commencement of Operations) through December 31, 2022 (the “Initial Period”)

Category	Six months ended June 30, 2023	For the period of June 24, 2022 (Inception) thru June 30, 2022
Rental income	$301,924	$9,986
Professional fees	43,604	-
Management fee	14,127	598
Advertising	-	450
Repairs & maintenance	57,190	-
Insurance	15,375	372
Real estate taxes	34,349	1,055
Depreciation expense	152,287	4,989
Utilities	3,125	-
Net operating gain (loss)	(18,133)	2,522
Interest expense	404,012	8,059
Net loss before income taxes	(422,145)	(5,537)
Provision for income taxes	-	-
Net loss	$(422,145)	$(5,537)

Revenues

Revenues are generated at the Series level. Each Series generates revenue through rental income earned from its underlying Property. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement with its tenants. We expect each lease agreement to have a term of one year, and in certain cases may extend to a month-to-month lease, and we expect to enter into new lease agreements with one-year terms as well.

The Series generated rental revenues for the six months ended June 30, 2023 and for the period of June 24, 2022 (Inception) through June 30, 2022, of $301,924 and $9,986, respectively. The following table summarizes the rental income by Series:

Series	Six months ended June 30, 2023	For the period of June 24, 2022 (Inception) thru June 30, 2022
Landa Series 24 Ditmars Street	$63,270	$1,995
Landa Series 132 Cornelia Street	54,015	1,791
Landa Series 368 Irwin Street NE	51,003	1,844
Landa Series 996 Greenwood Avenue NE	25,075	830
Landa Series 1363 Hancock Street	85,547	2,940
Landa Series 6696 Mableton Parkway SE	23,014	586
Total Combined Rental Income	$301,924	$9,986

Operating Expenses

The Operating Expenses incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the Operating Expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses after acquiring title to its underlying Property. If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

For the six months ended June 30, 2023 and for the period of June 24, 2022 (Inception) through June 30, 2022, the Series incurred a total aggregate of $320,057 and $7,464 in Operating Expenses (calculated on a combined basis), respectively.

The following table summarizes the Operating Expenses by category:

Category	Six months ended June 30, 2023	For the period of June 24, 2022 (Inception) thru June 30, 2022
Management fee	$14,127	$450
Professional fees	43,604	598
Repairs & maintenance	57,190	-
Insurance	15,375	372
Real estate taxes	34,349	1,055
Depreciation expense	152,287	4,989
Utilities	3,125	-
Total Operating Expenses	$320,057	$7,464

The following table summarizes the Operating Expenses for each Series:

Series	Six months ended June 30, 2023	For the period of June 24, 2022 (Inception) thru June 30, 2022
Landa App 3 LLC	$-	$-
Landa Series 24 Ditmars Street	52,946	1,624
Landa Series 132 Cornelia Street	45,456	1,110
Landa Series 368 Irwin Street NE	38,515	931
Landa Series 996 Greenwood Avenue NE	80,273	1,740
Landa Series 1363 Hancock Street	83,089	1,725
Landa Series 6696 Mableton Parkway SE	19,778	334
Total Operating Expenses	$320,057	$7,464

Interest Expense

The table below summarizes Interest Expense for each Series and for the Company. Note, the Interest Expense for each Series represents interest accrued on the Acquisition Notes (as defined herein) issued by each Series to the Manager to finance 100% of the costs associated with the acquisition of each Property. The Interest Expense for the Company represents interest accrued on the Bridge Notes (as defined herein) issued by the Company to certain third party lenders in order to refinance prior debt that was attributable to each Property at the time title was transferred to each Series from Landa Properties. Interest Expenses on the Bridge Notes are not attributable to any Series, rather, such amounts are attributable to the Company and will be paid for by the Manager.

Series	Six months ended June 30, 2023	For the period of June 24, 2022 (Inception) thru June 30, 2022
Landa App 3 LLC	$297,985	$-
Landa Series 24 Ditmars Street	17,030	1,490
Landa Series 132 Cornelia Street	19,094	1,406
Landa Series 368 Irwin Street NE	4,043	885
Landa Series 996 Greenwood Avenue NE	37,076	1,880
Landa Series 1363 Hancock Street	28,784	2,024
Landa Series 6696 Mableton Parkway SE	-	374
Total Interest Expense	$404,012	$8,059

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors, for the six months ended June 30, 2023 and for the period of June 24, 2022 (Inception) through June 30, 2022, we generated aggregate net losses of $423,249 and $5,537, respectively. Of this, for the six months ended June 30, 2023 and for the period of June 24, 2022 (Inception) through June 30, 2022, $297,9855 and $0, respectively, is interest expense incurred by the Company for the Bridge Notes (as described above) and is not attributable to the individual series. The following table summarizes net income/(loss) for each Series:

Series	Six months ended June 30, 2023	For the period of June 24, 2022 (Inception) thru June 30, 2022
Landa App 3 LLC	$(297,985)	$-
Landa Series 24 Ditmars Street	(6,706)	(1,119)
Landa Series 132 Cornelia Street	(10,535)	(725)
Landa Series 368 Irwin Street NE	8,445	28
Landa Series 996 Greenwood Avenue NE	(92,274)	(2,790)
Landa Series 1363 Hancock Street	(26,326)	(809)
Landa Series 6696 Mableton Parkway SE	3,236	(122)
Total Net Loss	$(422,145)	$(5,537)

Liquidity and Capital Resources

The Company and each Series commenced operations on June 24, 2022. Upon the commencement of operations, the Company incurred and is expected to continue to incur significant additional expenses and will remain dependent on additional capital resources (including from the Manager). Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager. See Note 2 of the Company’s Financial Statements incorporated by reference to the Offering Circular for more information.

Cash Balances

As of June 30, 2023, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of June 30, 2023 and December 31, 2022, the Series in the aggregate had $213,289 and $206,053 on hand, respectively. The following table summarizes the cash and restricted cash by Series:

Series	June 30, 2023	December 31, 2022
Landa Series 24 Ditmars Street	$52,818	$46,368
Landa Series 132 Cornelia Street	42,802	44,241
Landa Series 368 Irwin Street NE	20,962	19,452
Landa Series 996 Greenwood Avenue NE	7,426	12,474
Landa Series 1363 Hancock Street	67,016	67,865
Landa Series 6696 Mableton Parkway SE	22,265	15,653
Total combined cash and restricted cash	$213,289	$206,053

The changes in cash and restricted cash were a result of ongoing operations, including rental income received and Property maintenance costs for each Series.

As explained in the Offering Circular, each Series will use substantially all of the net proceeds from its Offering to pay down a portion of the balance of its Acquisition Note owed to the Manager. For more information regarding the anticipated use of proceeds, see “Use of Proceeds” in the Offering Circular. Further, each Series will have certain Operating Expenses, which in the case of the Series will be regardless of whether it is able to raise substantial funds in its Offering. Lastly, each Series expects to use its capital resources to make certain payments to the Manager in connection with the management of its Property and costs incurred by the Manager in providing services to it.

For more information on each note please see Note 7, Related Party Transactions, in our financial statements.

Loans

Acquisition Note Payable

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series. The following table summarizes the outstanding amount of each Acquisition Note as of June 30, 2023:

Series	Original Outstanding Amount	Annual Interest Rate	Loan Date	Current Amount Outstanding
Landa Series 24 Ditmars Street	$2,014,427	4.50%	07/11/2022	$661,505
Landa Series 132 Cornelia Street	1,901,367	4.50%	07/11/2022	733,988
Landa Series 368 Irwin Street NE	1,196,951	4.50%	07/08/2022	78,265
Landa Series 996 Greenwood Avenue NE	2,542,151	4.50%	07/08/2022	1,674,722
Landa Series 1363 Hancock Street	2,736,598	4.50%	07/11/2022	1,222,782
Landa Series 6696 Mableton Parkway SE	505,527	4.50%	07/08/2022	-

(1)	The principal amount is due and payable by the Series within 30 days after the demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

Plan of Operations

We have previously launched a number of Series and we may launch an as of yet undetermined number of additional Series and related Offerings in the next twelve (12) months with Properties that we acquire from our affiliates, including Landa Properties, as well as Properties acquired from third parties. The proceeds from any additional Offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of Properties by the Series conducting the Offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Description of our Business – Our Manager – Disposition Policies” in our Offering Circular, which can be found here and is incorporated herein by reference, for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies, in our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective June 24, 2022.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Manager Compensation

The Manager will receive certain fees and expense reimbursements pursuant to the Management Agreement for certain services to the Series and the Properties underlying each Series, as set forth in the Offering Circular. Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Shares. The fees and expense reimbursements include:

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Special Servicing of Non-Performing Properties & Liquidation: Each Series will reimburse the Manager for any out-of-pocket expenses in connection with the special servicing of non-performing Properties and the liquidation of Properties.

Loans for Operations – Manager or its affiliates: The Manager or its affiliates may provide loans to the Series following its offering, which will be used, among other things, to refinance any borrowings relating to its Property or, in the event a Series incurs a significant unforeseeable expense or vacancy, to be used by such Series to cover its debt obligations or other liabilities. In the case that the Manager provides a loan to a Series (other than the Acquisition Note), the Series will be obligated to pay interest no greater than seven percent (7%) on that loan at a rate to be determined solely by the Manager.

ACH Transfer Fees: Investors may select between same-day ACH or standard ACH transfer timing. If an investor selects standard ACH transfer timing (3-5 business days), the Manager will pay all ACH fees on behalf of the investor. If an investor chooses same-day ACH, the Manager may charge a fee of up to $1.99 for such ACH transfer.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Item 3. Financial Statements

Index to the Unaudited Financial Statements of Landa App 3 LLC
Combined and Combining Balance Sheets as of June 30, 2023 (unaudited) and December 31, 2022	F-1
Combined and Combining Statements of Comprehensive Income (Loss) for the six months ended June 30, 2023 and for the period from June 24, 2022 (inception) through June 30, 2022 (unaudited)	F-3
Combined and Combining Statement of Members’ Equity for the six months ended June 30, 2023 and for the period from June 24, 2022 (inception) through June 30, 2022 (unaudited)	F-5
Combined and Combining Statements of Cash Flows for the six months ended June 30, 2023 and for the period from June 24, 2022 (inception) through June 30, 2022 (unaudited)	F-7
Notes to the Financial Statements (unaudited)	F-9

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING BALANCE SHEET

	Landa App 3 LLC		Landa Series 24 Ditmars Street		Landa Series 132 Cornelia Street		Landa Series 368 Irwin Street NE
	Unaudited June 30, 2023	December 31, 2022	Unaudited June 30, 2023	December 31, 2022	Unaudited June 30, 2023	December 31, 2022	Unaudited June 30, 2023	December 31, 2022
Assets
Current assets
Cash	$-	$-	$45,513	$36,068	$31,052	$32,491	$14,186	$15,027
Restricted cash	-	-	7,305	10,300	11,750	11,750	6,775	4,425
Accounts receivable	-	-	-	-	-	-	6,125	-
Due from related party	5,424,183	5,722,168	-	-	-	-	-	-
Total current assets	5,424,183	5,722,168	52,818	46,368	42,802	44,241	27,086	19,452

Property and equipment, net	-	-	1,915,216	1,943,925	1,760,935	1,787,331	1,120,559	1,137,356
Total assets	$5,424,183	$5,722,168	$1,968,034	$1,990,293	$1,803,737	$1,831,572	$1,147,645	$1,156,808

Liabilities and members’ equity (deficit)
Current liabilities
Due to related party	$-	$-	$62,863	$32,366	$52,343	$28,217	$12,018	$14,230
Prepaid rent	-	-	-	-	-	-	1,423	-
Other liabilities	44,477	44,477	7,312	-	7,233	-	12,643	-
Security deposit	-	-	10,300	10,300	8,750	11,750	8,700	4,425
Bridge note payable	5,922,000	5,922,000	-	-	-	-	-	-
Total current liabilities	5,966,477	5,966,477	80,475	42,666	68,326	39,967	34,784	18,655

Acquisition note payable	-	-	661,505	1,039,146	733,988	966,509	78,265	409,440
Total liabilities	5,966,477	5,966,477	741,980	1,081,812	802,314	1,006,476	113,049	428,095

Members’ equity (deficit)	(542,294)	(244,309)	1,226,054	908,481	1,001,423	825,096	1,034,596	728,713

Total liabilities and members’ equity	$5,424,183	$5,722,168	$1,968,034	$1,990,293	$1,803,737	$1,831,572	$1,147,645	$1,156,808

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING BALANCE SHEET

	Landa Series 996 Greenwood Avenue NE		Landa Series 1363 Hancock Street		Landa Series 6696 Mableton Parkway SE		Total Combined Balance Sheet
	Unaudited June 30, 2023	December 31, 2022	Unaudited June 30, 2023	December 31, 2022	Unaudited June 30, 2023	December 31, 2022	Unaudited June 30, 2023	December 31, 2022
Assets
Current assets
Cash	$3,401	$3,749	$55,666	$53,165	$18,071	$11,868	$167,889	$152,368
Restricted cash	4,025	8,725	11,350	14,700	4,195	3,785	45,400	53,685
Accounts receivable	-	-	22,900	11,200	-	1,985	29,025	13,185
Due from related party	-	-	-	-	26,996	24,317	5,451,179	5,746,485
Total current assets	7,426	12,474	89,916	79,065	49,262	41,955	5,693,493	5,965,723

Property and equipment, net	2,152,817	2,147,511	2,546,467	2,584,639	473,602	479,754	9,969,596	10,080,516
Total assets	$2,160,243	$2,159,985	$2,636,383	$2,663,704	$522,864	$521,709	$15,663,089	$16,046,239

Liabilities and members’ equity (deficit)
Current liabilities
Due to related party	$126,952	$53,979	$89,676	$44,291	$-	$-	$343,852	$173,083
Prepaid rent	-	-	5,700	3,500	-	-	7,123	3,500
Other liabilities	23,382	-	7,233	-	31,416	21,474	133,696	65,951
Security deposit	8,725	8,725	17,750	14,700	4,195	3,785	58,420	53,685
Bridge note payable	-	-	-	-	-	-	5,922,000	5,922,000
Total current liabilities	159,059	62,704	120,359	62,491	35,611	25,259	6,465,091	6,218,219

Acquisition note payable	1,674,722	1,788,449	1,222,782	1,647,752	-	-	4,371,262	5,851,296
Total liabilities	1,833,781	1,851,153	1,343,141	1,710,243	35,611	25,259	10,836,353	12,069,515

Members’ equity (deficit)	326,462	308,832	1,293,242	953,461	487,253	496,450	4,826,736	3,976,724

Total liabilities and members’ equity	$2,160,243	$2,159,985	$2,636,383	$2,663,704	$522,864	$521,709	$15,663,089	$16,046,239

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Landa App 3 LLC		Landa Series 24 Ditmars Street		Landa Series 132 Cornelia Street		Landa Series 368 Irwin Street NE
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022
Rental income	$-	$-	$63,270	$1,995	$54,015	$1,791	$51,003	$1,844

Expenses
Management fee	-	-	2,815	100	2,548	90	2,811	148
Professional fees	-	-	7,233	-	7,233	-	7,412	-
Repairs & maintenance	-	-	8,553	-	4,513	-	4,502	-
Insurance	-	-	1,995	58	1,648	54	1,457	16
Real estate taxes	-	-	2,251	72	1,715	98	5,410	215
Depreciation expense	-	-	28,709	944	26,396	868	16,797	552
Utilities	-	-	1,390	-	1,403	-	126	-
Advertising	-	-	-	450	-	-	-	-

Total expenses	-	-	52,946	1,624	45,456	1,110	38,515	931

Net operating income (loss)	-	-	10,324	371	8,559	681	12,488	913

Other expense
Interest expense	(297,985)	-	(17,030)	1,490	(19,094)	1,406	(4,043)	885
Net income (loss) before income taxes	(297,985)	-	(6,706)	(1,119)	(10,535)	(725)	8,445	28

Provision for income taxes	-	-	-	-	-	-	-	-

Net income (loss)	$(297,985)	$-	$(6,706)	$(1,119)	$(10,535)	$(725)	$8,445	$28

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Landa Series 996 Greenwood Avenue NE		Landa Series 1363 Hancock Street		Landa Series 6696 Mableton Parkway SE		Total Combining Statements of Operations
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022
Rental income	$25,075	$830	$85,547	$2,940	$23,014	$586	$301,924	$9,986

Expenses
Management fee	1,550	66	3,020	147	1,383	47	14,127	598
Professional fees	7,260	-	7,233	-	7,233	-	43,604	-
Repairs & maintenance	13,169	-	24,953	-	1,500	-	57,190	-
Insurance	6,084	112	3,494	114	697	18	15,375	372
Real estate taxes	16,149	394	6,217	209	2,607	67	34,349	1,055
Depreciation expense	36,061	1,168	38,172	1,255	6,152	202	152,287	4,989
Utilities	-	-	-	-	206	-	3,125	-
Advertising	-	-	-	-	-	-	-	450

Total expenses	80,273	1,740	83,089	1,725	19,778	334	320,057	7,464

Net operating income (loss)	(55,198)	(910)	2,458	1,215	3,236	252	(18,133)	2,522

Other expense
Interest expense	(37,076)	1,880	(28,784)	2,024	-	374	(404,012)	8,059
Net income (loss) before income taxes	(92,274)	(2,790)	(26,326)	(809)	3,236	(122)	(422,145)	(5,537)

Provision for income taxes	-	-	-	-	-	-	-	-

Net income (loss)	$(92,274)	$(2,790)	$(26,326)	$(809)	$3,236	$(122)	$(422,145)	$(5,537)

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF MEMBERS’ EQUITY (DEFICIT)

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE
Balance at December 31, 2022	$(244,309)	$908,481	$825,096	$728,713

Proceeds from sales of membership interests	-	373,901	230,994	324,801

Distributions	-	(49,622)	(44,132)	(27,363)

Net income (loss)	(297,985)	(6,706)	(10,535)	8,445

Balance at June 30, 2023 (unaudited)	$(542,294)	$1,226,054	$1,001,423	$1,034,596

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE
Balance at June 24, 2022	$-	$-	$-	$-

Proceeds from sales of membership interests	-	41,263	26,423	18,352

Net income (loss)	-	(1,119)	(725)	28

Balance at June 30, 2022 (unaudited)	$-	$40,144	$25,698	$18,380

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF MEMBERS’ EQUITY (DEFICIT)

	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Members’ Equity
Balance at December 31, 2022	$308,832	$953,461	$496,450	$3,976,724

Proceeds from sales of membership interests	112,193	423,970	-	1,465,859

Distributions	(2,289)	(57,863)	(12,433)	(193,702)

Net income (loss)	(92,274)	(26,326)	3,236	(422,145)

Balance at June 30, 2023 (Unaudited)	$326,462	$1,293,242	$487,253	$4,826,736

	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Members’ Equity
Balance at June 24, 2022	$-	$-	$-	$-

Proceeds from sales of membership interests	1,627	52,366	2,952	142,983

Net income (loss)	(2,790)	(809)	(122)	(5,537)

Balance at June 30, 2022 (unaudited)	$(1,163)	$51,557	$2,830	$137,446

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

	Landa App 3 LLC		Landa Series 24 Ditmars Street		Landa Series 132 Cornelia Street		Landa Series 368 Irwin Street NE
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022
Cash flows from operating activities:
Net income (loss)	$(297,985)	$-	$(6,706)	$(1,119)	$(10,535)	$(725)	$8,445	$28
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	-	-	28,709	944	26,396	868	16,797	552
Changes in assets and liabilities:
Restricted cash	-	-	2,995	-	-	-	(2,350)	-
Accounts receivable	-	-	-	-	-	-	(6,125)	-
Due from related party	297,985	-	-	(5,075)	-	(52,644)	-	(21,054)
Other assets	-	-	-	(41,263)	-	(26,423)	-	(18,352)
Due to related party	-	-	30,497	-	24,126	-	(2,212)	-
Prepaid rent	-	-	-	-	-	-	1,423	-
Other current liabilities	-	-	7,312	-	7,233	-	12,643	-
Security deposit	-	-	-	3,500	(3,000)	8,750	4,275	1,925
Net cash provided by (used in) operating activities	-	-	62,807	(43,013)	44,220	(70,174)	32,896	(36,901)

Cash flows from investing activities:
Acquisition of property	-	-	-	(1,973,751)	-	(1,814,754)	-	(1,154,806)
Additions to buildings and improvements	-	-	-	-	-	-	-	-
Net cash used in investing activites	-	-	-	(1,973,751)	-	(1,814,754)	-	(1,154,806)

Cash flows from financing activities:
Proceeds from sales of membership interests	-	-	373,901	41,263	230,994	26,423	324,801	18,352
Distributions	-	-	(49,622)	-	(44,132)	-	(27,363)	-
Repayment of acquisition note, related party	-	-	(377,641)	-	(232,521)	-	(331,175)	-
Proceeds from mortgage payable	-	-	-	2,014,427	-	1,901,367	-	1,196,951
Net cash provided by (used in) financing activities	-	-	(53,362)	2,055,690	(45,659)	1,927,790	(33,737)	1,215,303

Net change in cash	-	-	9,445	38,926	(1,439)	42,862	(841)	23,596
Cash at beginning of period	-	-	36,068	-	32,491	-	15,027	-
Cash at end of period	-	-	$45,513	$38,926	$31,052	$42,862	$14,186	$23,596

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

	Landa Series 996 Greenwood Avenue NE		Landa Series 1363 Hancock Street		Landa Series 6696 Mableton Parkway SE		Total Combined Statements of Cash Flows
	Unaudited		Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022	For the six months ended June 30, 2023	For the period from June 24, 2022 (inception) through June 30, 2022
Cash flows from operating activities:
Net income (loss)	$(92,274)	$(2,790)	$(26,326)	$(809)	$3,236	$(122)	$(422,145)	$(5,537)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	36,061	1,168	38,172	1,255	6,152	202	152,287	4,989
Changes in assets and liabilities:
Restricted cash	4,700	-	3,350	-	(410)	-	8,285	-
Accounts receivable	-	-	(11,700)	-	1,985	-	(15,840)	-
Due from related party	-	(315,479)	-	(63,056)	(2,679)	(10,396)	295,306	(467,704)
Other assets	-	(1,627)	-	(52,756)	-	(2,952)	-	(143,373)
Due to related party	72,973	-	45,385	-	-	-	170,769	-
Prepaid rent	-	-	2,200	-	-	-	3,623	-
Other current liabilities	23,382	-	7,233	-	9,942	-	67,745	-
Security deposit	-	875	3,050	14,700	410	-	4,735	29,750
Net cash provided by (used in) operating activities	44,842	(317,853)	61,364	(100,666)	18,636	(13,268)	264,765	(581,875)

Cash flows from investing activities:
Acquisition of property	-	(2,184,440)	-	(2,624,295)	-	(486,145)	-	(10,238,191)
Additions to buildings and improvements	(41,367)	-	-	-	-	-	(41,367)	-
Net cash used in investing activites	(41,367)	(2,184,440)	-	(2,624,295)	-	(486,145)	(41,367)	(10,238,191)

Cash flows from financing activities:
Proceeds from sales of membership interests	112,193	1,627	423,970	52,366	-	2,952	1,465,859	142,983
Distributions	(2,289)	-	(57,863)	-	(12,433)	-	(193,702)	-
Repayment of acquisition note, related party	(113,727)	-	(424,970)	-	-	-	(1,480,034)	-
Proceeds from mortgage payable	-	2,542,151	-	2,736,598	-	505,527	-	10,897,021
Net cash provided by (used in) financing activities	(3,823)	2,543,778	(58,863)	2,788,964	(12,433)	508,479	(207,877)	11,040,004

Net change in cash	(348)	41,485	2,501	64,003	6,203	9,066	15,521	219,938
Cash at beginning of period	3,749	-	53,165	-	11,868	-	152,368	-
Cash at end of period	$3,401	$41,485	$55,666	$64,003	$18,071	$9,066	$167,889	$219,938

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App 3 LLC (“App 3”), is a Delaware series limited liability company organized in September 2021. App 3 is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the manager for the real estate properties owned by App 3 and each underlying Series (as defined below).

Landa App 3 and its series (herein referred to as “the Company”) was formed to engage in the business of acquiring, managing and renting multi-family properties (each a “Property,” and collectively, the “Properties”). Landa Holdings, Inc. has created, and it is expected that Landa Holdings, Inc, will continue to create, separate series of interests registered under the Company (each a “Series,” and collectively, the “Series”). Each Property will be owned by a separate Series and the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation when it files its initial year Federal tax returns. Landa Holdings, Inc is the managing member and has controlling interest in the Company and each individual Series.

On September 28, 2021, the Company filed a Certificate of Formation with the Secretary of State of Delaware to register the Company as a limited liability company in the State of Delaware. Further, on January 7, 2022 the Company designated each of the following Series as a designated series in the State of Delaware: Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC, Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC, and Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC; and on May 16, 2022, the Company designated each of the following Series as a designated series in the State of Delaware: Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC, Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC, and Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC.

The Series commenced operations on June 24, 2022. Subsequently, between July 8, 2022 and July 12, 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded accordingly, at their carryover basis.

The Form 1-A POS filed on June 22, 2023 and qualified with the Securities Exchange Commission (SEC) on June 27, 2023 included an Audit Opinion from a previous Auditor on the balance sheet as December 31, 2022, which is incorporated by reference hereto and a copy of which may be found here.

2. GOING CONCERN

The accompanying combined and combining financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The combined and combining financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The combined and combining financial statements of Landa App 3 LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Landa Holdings, Inc., in its capacity as managing member to the Company and each Series.

The combined and combining financial statements include the six (6) multi-family properties located in the Atlanta metropolitan area in the state of Georgia and in the borough of Brooklyn in New York City, New York. Each Property was acquired by each respective Series, as set forth in the table below:

Series Name	Series Inception Date	Acquisition Date
Landa Series 24 Ditmars Street	January 7, 2022	July 11, 2022
Landa Series 132 Cornelia Street	May 16, 2022	July 11, 2022
Landa Series 368 Irwin Street NE	May 16, 2022	July 8, 2022
Landa Series 996 Greenwood Avenue NE	January 7, 2022	July 8, 2022
Landa Series 1363 Hancock Street	May 16, 2022	July 11, 2022
Landa Series 6696 Mableton Parkway SE	January 7, 2022	July 8, 2022

Principles of Combination

The combined and combining financial statements include the accounts of Landa App 3 LLC and each series listed in the table above. All inter-company transactions and balances have been eliminated in the combined and combining financial statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined and combining financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and combining financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these combined and combining financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Restricted Cash

Each Series held the following amount of restricted cash as of June 30, 2023.

Series	Restricted cash
Landa Series 24 Ditmars Street	$7,305
Landa Series 132 Cornelia Street	11,750
Landa Series 368 Irwin Street NE	6,775
Landa Series 996 Greenwood Avenue NE	4,025
Landa Series 1363 Hancock Street	11,350
Landa Series 6696 Mableton Parkway SE	4,195
Total combined	$45,400

Restricted cash is made up of security deposits.

As a matter of performing its duties, the Manager, at times, will collect and hold cash on behalf of the Series.

Revenue

The Company adopted FASB ASC 606, Revenue form Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There are no cumulative impacts there were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenues are generated at the Series level. Rental revenue is generated from annual or month to month leases of the multi-family homes. The Company recognizes rental revenue on a monthly basis when earned.

Property Acquisitions

Upon acquisition from a third-party, the Company evaluates the acquired multi-family properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, the purchases of properties are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land and building.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Acquired leases are generally short-term in nature (less than one year).

Property acquisitions from Landa Holdings, Inc are considered transactions between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In July 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements, and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to twenty-seven and one half (27.5) years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. The Company capitalizes expenditures above a pre-determined threshold that improve or extend the life of a property.

Impairment of Long Lived Assets

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if it’s carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2023.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2023.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the states of Georgia and New York. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware, Georgia, and New York. In addition, the Manager will pay all costs incurred in connection with each Offering.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

4. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

5. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2023, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

6. INVESTMENTS IN MULTIFAMILY RENTAL PROPERTIES

The following table sets forth the net carrying amount associated with each Series’ Property by component as of June 30, 2023.

Series	Land	Building	Total property	Less: Accumulated depreciation	Property and equipment, net
Landa Series 24 Ditmars Street	$394,750	$1,579,001	$1,973,751	$58,535	$1,915,216
Landa Series 132 Cornelia Street	362,951	1,451,803	1,814,754	53,819	1,760,935
Landa Series 368 Irwin Street NE	230,961	923,845	1,154,806	34,247	1,120,559
Landa Series 996 Greenwood Avenue NE	229,366	1,996,440	2,225,807	72,990	2,152,817
Landa Series 1363 Hancock Street	524,859	2,099,436	2,624,295	77,828	2,546,467
Landa Series 6696 Mableton Parkway SE	147,788	338,357	486,145	12,543	473,602
Totals	$1,890,675	$8,388,882	$10,279,558	$309,962	$9,969,596

For the six months ended June 30, 2023, each Series recognized the following in depreciation expense:

Series	Depreciation expense
Landa Series 24 Ditmars Street	$28,709
Landa Series 132 Cornelia Street	26,396
Landa Series 368 Irwin Street NE	16,797
Landa Series 996 Greenwood Avenue NE	36,061
Landa Series 1363 Hancock Street	38,172
Landa Series 6696 Mableton Parkway SE	6,152
Total combined	$152,287

7. RELATED PARTY TRANSACTIONS

Landa Holdings Inc., as Manager

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series. The maturity date of the Acquisition Notes are five (5) years from the date of issuance. The interest expense related to the Acquisition Notes as of June 30, 2023 is $106,026.

The following table sets forth the net amounts as of June 30, 2023.

Series	Original Outstanding Amount	Annual Interest Rate	Loan Date	Current Amount Outstanding
Landa Series 24 Ditmars Street	$2,014,427	4.50%	07/11/2022	$661,505
Landa Series 132 Cornelia Street	1,901,367	4.50%	07/11/2022	733,988
Landa Series 368 Irwin Street NE	1,196,951	4.50%	07/08/2022	78,265
Landa Series 996 Greenwood Avenue NE	2,542,151	4.50%	07/08/2022	1,674,722
Landa Series 1363 Hancock Street	2,736,598	4.50%	07/11/2022	1,222,782
Landa Series 6696 Mableton Parkway SE	505,527	4.50%	07/08/2022	-
Total Acquisition Notes	$10,897,021			$4,371,261

Due from/(to) Related Party Loans

The Manager will provide short term non-interest-bearing loans to the Series to be repaid from operating cash flow. The following table sets forth the net amounts as of June 30, 2023.

Series	Due from/(to) Related Party Loans
Landa App 3 LLC	$5,424,183
Landa Series 24 Ditmars Street	(62,863)
Landa Series 132 Cornelia Street	(52,343)
Landa Series 368 Irwin Street NE	(12,018)
Landa Series 996 Greenwood Avenue NE	(126,952)
Landa Series 1363 Hancock Street	(89,676)
Landa Series 6696 Mableton Parkway SE	26,996
Total Due to/(from) Related Party Loans	$5,107,327

Management Fee

Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property. The following shows the amounts incurred from each Series for management fees:

Series	Management Fees
Landa Series 24 Ditmars Street	$2,815
Landa Series 132 Cornelia Street	2,548
Landa Series 368 Irwin Street NE	2,811
Landa Series 996 Greenwood Avenue NE	1,550
Landa Series 1363 Hancock Street	3,020
Landa Series 6696 Mableton Parkway SE	1,383
Total Management Fees	$14,127

The Company notes that it has omitted the other forms of compensation paid to the Manager and/or its affiliates described herein due to the fact that such forms of compensation are not recurring.

8. BRIDGE NOTES PAYABLE

In August 2022, the Company issued six (6) senior secured bridge notes to certain third-party lenders in order to refinance prior debt that was attributable to each Property at the time title was transferred to each Series from Landa Properties (collectively the “Bridge Notes”). The principal amounts and associated interest for each Bride Note are not attributable to any individual Series. Rather, such amounts are attributable to the Company and will be paid for by the Manager; neither the Company nor any Series will be required to reimburse the Manager for interest payments or principal amounts on the Bridge Notes. The Bridge Notes are collateralized by the Property underlying the respective Series. The Bridge Notes were entered into pursuant to the terms of the Master Agreement.

The following table sets forth the terms and the net amounts of the Bridge Notes as of June 30, 2023. Interest expense for the Bridge Notes for the six months ended June 30, 2023 totaled $297,985 and was paid by the Manager and included in the due to related party balance. The following table sets forth the terms and the net amounts as of June 30, 2023.

Property	Principal Amount	Annual Interest Rate	Maturity Date	Current Outstanding Balance
1363 Hancock Street, Brooklyn, NY 11211	$1,225,000	12.125%	September 1, 2023	$1,225,000
996 Greenwood Ave NE, Atlanta, GA 30306	1,012,000	12.125%	September 1, 2023	1,012,000
6696 Mableton Parkway SE, Mableton, GA 30126	341,250	8.99%	September 1, 2023	341,250
368 Irwin Street NE, Atlanta, GA 30312	810,000	8.99%	September 1, 2023	810,000
132 Cornelia Street, Brooklyn, NY 11221	1,256,250	8.99%	September 1, 2023	1,256,250
24 Ditmars Street, Brooklyn, NY 11221	1,277,500	8.99%	September 1, 2023	1,277,500
Total Bridge Note Payable	$5,922,000			$5,922,000

9. MEMBER’S EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions monthly. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

As of June 30, 2023, the Series raised on its public Offerings net proceeds of $6,047,451 and five series remained open and one closed. An “Open” Series is defined as a series that has not sold out its primary offering. A “Closed” Series has sold 100% of its offerings.

The following is a summary of the public offerings by each Series:

	June 30, 2023
Series	# of memberships issued	Net proceeds from the issuance of membership interests
Landa Series 24 Ditmars Street	66,907	$1,347,793
Landa Series 132 Cornelia Street	58,641	1,114,979
Landa Series 368 Irwin Street NE	90,862	1,087,574
Landa Series 996 Greenwood Avenue NE	21,248	540,160
Landa Series 1363 Hancock Street	53,037	1,451,418
Landa Series 6696 Mableton Parkway SE	100,000	505,527
	390,695	$6,047,451

Distributions

For the six months ended June 30, 2023, the Series made distributions to investors of the respective Series totaling $193,702, which were recorded as a reduction to members’ equity.

The following is a summary of distributions by each Series for the year ended June 30, 2023:

Series	Distributions for the six months ended June 30, 2023
Landa Series 24 Ditmars Street	$49,622
Landa Series 132 Cornelia Street	44,132
Landa Series 368 Irwin Street NE	27,363
Landa Series 996 Greenwood Avenue NE	2,289
Landa Series 1363 Hancock Street	57,863
Landa Series 6696 Mableton Parkway SE	12,433
Total Distributions	$193,702

10. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

There are no legal proceedings material to the Company’s business or financial condition pending and management is not aware of any legal proceedings contemplated or threatened. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any such litigation, management is not aware of any litigation likely to occur that would have a material adverse effect on the financial condition or results of operations of the Company.

11. SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 27, 2023, the date these unaudited financial statements were available to be issued. All significant events of the Series following the date of this report, including dividend payments, lease renewals, vacancies and defaults, have been disclosed under “Recent Developments” above.

Item 4. Exhibit Index

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Landa App 3 LLC(1)
2.2	Limited Liability Company Operating Agreement of Landa App 3 LLC(1)
3.1	Series Designation of Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC(1)
3.2	Series Designation of Landa App 3 LLC - 996 Greenwood Ave NE Atlanta GA LLC(1)
3.3	Series Designation of Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC(1)
3.4	Series Designation of Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC(2)
3.5	Series Designation of Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC(2)
3.6	Series Designation of Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC(2)
4.1	Form of Subscription Agreement(1)
6.1	Form of Management Agreement(2)
6.2	Broker Dealer Services Agreement by and between Dalmore Group, LLC and Landa App 3 LLC(1)
6.3	Landa Mobile App License Agreement(1)
6.4	Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App 3 Series (Acquisition Note) (see “Description of the Properties – Loans” of this Form 1-A for a schedule of certain material business terms of each Promissory Note with respect to each Series)(1)
6.5	Form of NY Lease Agreement (see “Description of the Properties” of this Form 1-A for a schedule of certain material business terms of each lease with respect to each Series that owns Property in New York)(2)
6.6	Form of GA Lease Agreement (see “Description of the Properties” of this Form 1-A for a schedule of certain material business terms of each lease with respect to each Series that owns Property in Georgia) (2)
6.7	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 3 LLC and each of the Series set forth therein(1)
6.8	Letter Agreement between Dalmore Group, LLC and Landa Holdings, Inc. (3)
6.9	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit A(4)
6.10	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit B(5)
6.11	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit C(5)
6.12	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit D(4)
6.13	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Garden Unit(5)
6.14	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 1F(4)
6.15	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 1R(4)
6.16	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 2R(4)
6.17	Lease Agreement for 1363 Hancock Street Brooklyn, NY 11237 Unit 3PH(4)
6.18	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 9(4)
6.19	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 10(4)
6.20	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 11(4)
6.21	Lease Agreement for 132 Cornelia Street, Brooklyn NY 11221 Unit 1(4)
6.22	Lease Agreement for 132 Cornelia Street, Brooklyn NY 11221 Unit 2(4)
6.23	Lease Agreement for 132 Cornelia Street, Brooklyn NY 11221 Unit 3(4)
6.24	Lease Agreement for 24 Ditmars Street, Brooklyn NY 11221 Unit 1(4)
6.25	Lease Agreement for 24 Ditmars Street, Brooklyn NY 11221 Unit 2(4)
6.26	Lease Agreement for 24 Ditmars Street, Brooklyn NY 11221 Unit 3(4)
6.27	Lease Agreement for 368 Irwin Street NY, Atlanta, Georgia 30312 Unit 1(4)
6.28	Lease Agreement for 368 Irwin Street NY, Atlanta, Georgia 30312 Unit 2(5)
6.29	Lease Agreement for 368 Irwin Street NY, Atlanta, Georgia 30312 Unit 3(5)
6.30	Lease Agreement for 368 Irwin Street NY, Atlanta, Georgia 30312 Unit 4(4)

(1)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A filed on March 2, 2022
(2)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A/A filed on May 23, 2022
(3)	Incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 12, 2023
(4)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-K filed on April 28, 2023
(5)	Incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on June 5, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 3 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 25, 2023

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 25, 2023
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Yishai Cohen	Acting Head of Finance of Landa Holdings, Inc.	September 25, 2023
Yishai Cohen	(Principal Financial Officer and Principal Accounting Officer)